EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollar amounts in thousands)	2012	2011	2012	2011
Pretax income before adjustment for income from unconsolidated subsidiaries	$20,983	$2,934	$49,751	$44,969
Add:
Fixed charges	7,961	6,588	23,485	19,677
Dividends received	—	—	2,021	118
Adjusted pretax income	$28,944	$9,522	$75,257	$64,764
Fixed charges:
Interest expense	$5,483	$5,180	$16,542	$15,686
Estimate of interest within rental expense	2,478	1,408	6,943	3,991
Total fixed charges	$7,961	$6,588	$23,485	$19,677
Ratio of earnings to fixed charges	3.6	1.4	3.2	3.3